Exhibit 99.3

B.O.S' Supply Chain Division Receives a $570,000 Order from a Chinese Customer

RISHON LEZION, Israel, April 12, 2016 (GLOBE NEWSWIRE) -- B.O.S. Better Online Solutions Ltd. (“BOS” or the “Company”) (NASDAQ: BOSC), a leading Israeli provider of RFID and Mobile solutions and a global provider of Supply Chain solutions to enterprises, announced today that its Supply Chain Division has received an order for $570,000 of electronic components for the aerospace industry from a Chinese customer. The order is for delivery in 2016.

Avidan Zelicovski, BOS' President, stated: “BOS Odem has been focusing in recent years on expanding its business in China and India and I am pleased to have received significant orders from these countries in 2016. I look forward to increasing the presence of the BOS' Supply Chain division in this market in the future.”

About BOS

B.O.S. Better Online Solutions Ltd. (BOSC) is a leading Israeli provider of RFID and Mobile solutions and a global provider of Supply Chain solutions to enterprises. BOS' RFID and Mobile division offers both turnkey integration services as well as stand-alone products, including best-of-breed RFID and AIDC hardware and communications equipment, BOS middleware and industry-specific software applications. The Company's Supply Chain division provides electronic components consolidation services to the aerospace, defense, medical and telecommunications industries as well as to enterprise customers worldwide. For more information, please visit: www.boscorporate.com.

For more information:

Eyal Cohen

CFO

+972-542525925

Safe Harbor Regarding Forward-Looking Statements

The forward-looking statements contained herein reflect management's current views with respect to future events and financial performance. These forward-looking statements are subject to certain risks and uncertainties that could cause the actual results to differ materially from those in the forward-looking statements, all of which are difficult to predict and many of which are beyond the control of BOS. These risk factors and uncertainties include, amongst others, the dependency of sales being generated from one or few major customers, the uncertainty of BOS being able to maintain current gross profit margins, inability to keep up or ahead of technology and to succeed in a highly competitive industry, inability to maintain marketing and distribution arrangements and to expand our overseas markets, uncertainty with respect to the prospects of legal claims against BOS, the effect of exchange rate fluctuations, general worldwide economic conditions and continued availability of financing for working capital purposes and to refinance outstanding indebtedness, inability to successfully integrate the recently acquired business of iDnext Ltd. and Next-Line Ltd. and achieve the potential benefits of this acquisition; and additional risks and uncertainties detailed in BOS's periodic reports and registration statements filed with the U.S. Securities and Exchange Commission. BOS undertakes no obligation to publicly update or revise any such forward-looking statements to reflect any change in its expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.